1. Name and Address of Reporting Person
   Aron, Gary M.
   One Bausch & Lomb Place
   Rochester, NY 14604-
2. Issuer Name and Ticker or Trading Symbol
   Bausch & Lomb Incorporated (BOL)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       02/26/2003 J <F1>        1027        A      $30.4200   2219             D
Common Stock                                                                              109              I           By 401(k)
                                                                                                                       plan
Class B Stock                      02/25/2003 J <F2>        -1000       D      $0.0000                     D
                                                                               <F3>
Class B Stock                      02/26/2003 F             -573        D      $30.4200                    D
Class B Stock                      02/26/2003 J <F1>        -1027       D      $30.4200   14900            D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Phantom Stock  $0 <F3>  02/25/2003 J <F2>    1000         <F4>       <F4>      Common  1000     $0.0000             I       LTI
                                                                               Stock                                        Deferred
                                                                                                                            Compensa
                                                                                                                            tion
                                                                                                                            Plan
Phantom Stock  $0 <F3>  02/25/2003 A         20           <F4>       <F4>      Common  20       $0.0000    1520     I       LTI
                                                                               Stock                                        Deferred
                                                                                                                            Compensa
                                                                                                                            tion
                                                                                                                            Plan
Non-Qualified  $29.845  02/25/2003 A         20000       02/25/2004 02/25/2013 Class B 20000    $29.8450   20000    D
Stock Options                                            <F5>                  Stock

Explanation of Responses:

<F1>
Exchange of Class B stock for an equal amount of Common stock, as a result of a restricted stock vesting.
<F2>
Exchange of Class B stock for an equal amount of Phantom stock units deposited into the reporting person's deferred compensation account on a 1-for-1 basis as a result of a restricted stock vesting.
<F3>
1 - for - 1 conversion.
<F4>
The reported phantom stock units were acquired under the Company's Deferred Compensation Plan and will be settled upon the reporting person's payout election.
<F5>
The option vests annually in three equal installments from the date of grant.

SIGNATURE OF REPORTING PERSON
/s/ Jean F. Geisel, pusuant to
power of attorney for Gary M. Aron

DATE
02/27/2003